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07005108


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
210
SECTION

SE[illegible] [illegible]MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eze Castle Transaction Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Farnsworth Street, 6th floor
(No. and Street)

Boston (City) MA (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Quinlan 617-316-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th floor, Boston, MA 02109
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B MAR 28 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, David Quinlan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eze Castle Transaction Services LLC, as of February, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) ~~Computation of Net Capital.~~
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZE CASTLE TRANSACTION SERVICES LLC
(A WHOLLY-OWNED SUBSIDIARY OF EZE CASTLE SOFTWARE LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

For the Year Ended December 31, 2006

Table of Contents

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Sole Member and Board of Managers of
Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial position of Eze Castle Transaction Services LLC (a wholly-owned subsidiary of Eze Castle Software LLC) (the "Company") as of December 31, 2006 and the related statement of operations, changes in member's equity, and cash flows for the year then ended. The financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company for the year ended December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 26, 2007

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Statement of Financial Position
December 31, 2006

	2006
Assets	
Current assets:	
Cash and cash equivalents	$ 1,920,053
Accounts receivable and unbilled revenue, net of allowances for doubtful accounts and contra revenue of $1,744,432 for December 31, 2006	4,707,993
Prepaid expenses	5,715
Other current assets	24,404
Due from parent	1,326,324
Total current assets	$ 7,984,489
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 40,614
Other liabilities	37,117
Total liabilities	77,731
Commitments and Contingencies (Note 8)	
Member's equity:	
Ownership units; 100 authorized, issued, and outstanding	160,000
Retained earnings	7,746,758
Total member's equity	7,906,758
Total liabilities and member's equity	$ 7,984,489

The accompanying notes are an integral part of these financial statements.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Statement of Operations
Year Ended December 31, 2006

	2006
Revenue:	
Connectivity services	$ 22,187,455
Total revenue	22,187,455
Operating expenses:	
Bad debt expense	240,018
Intercompany support service fee to parent	13,577,850
Management fee to parent	3,944,375
Professional fees	44,427
Other expenses	69,127
Total operating expenses	17,875,797
Income from operations	4,311,658
Interest income	88,557
Income before income taxes	4,400,215
Provision for income taxes	1,591,193
Net income	$ 2,809,022

The accompanying notes are an integral part of these financial statements.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Ownership Units	Retained Earnings	Total
Balance, December 31, 2005	$ 110,000	$ 50,000	$ -	$ 4,937,736	$ 5,097,736
Conversion to LLC	(110,000)	(50,000)	160,000	-	-
Net income	-	-	-	2,809,022	2,809,022
Balance, December 31, 2006	$ -	$ -	$ 160,000	$ 7,746,758	$ 7,906,758

The accompanying notes are an integral part of these financial statements.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Statement of Cash Flows
Year Ended December 31, 2006

	2006
Cash flows from operating activities:	
Net income	$ 2,809,022
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities	
Accounts receivable and accrued revenue, net	(1,392,135)
Prepaid expenses	(1,475)
Other current assets	947
Due from parent	(1,663,427)
Deferred tax asset	128,835
Accounts payable	40,614
Other liabilities	(93,300)
Net cash used in operating activities	(170,919)
Cash and cash equivalents, beginning of year	2,090,972
Cash and cash equivalents, end of year	$ 1,920,053
Supplemental Disclosures of Cash Flow Information:	
Cash paid for income taxes	$ 1,591,193

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION OF THE COMPANY

Organization

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed on April 7, 2004 and commenced operations on December 14, 2004. The Company is a wholly-owned subsidiary of Eze Castle Software LLC ("ECS"). The Company is based in Massachusetts and services clients globally.

On October 2, 2006, all of the outstanding stock of Eze Castle Software, Inc. was acquired by ConvergEx Holdings LLC ("ConvergEx"). Concurrent with this acquisition, Eze Castle Transaction Services, Inc. converted its legal structure from a C-Corporation to a limited liability company, forming the Company in its current state. Also, concurrently, Eze Castle Software, Inc. transferred its operating assets, including its membership interests in the Company, to BNY ConvergEx Group LLC, a subsidiary of ConvergEx, which formed ECS. In conjunction with these conversions, all assets and liabilities previously held by Eze Castle Transaction Services, Inc. were transferred to the Company with the exception of tax-related assets which were eliminated on October 2, 2006 when the entity ceased to be a taxable entity. All assets and liabilities were transferred to the Company at historical cost.

The Company supplies sell-side brokers with fix connectivity services that include support and maintenance for the transmittal and receipt of trading-related messages via Eze-Connect, a software application developed and licensed by ECS. Eze-Connect permits sell-side brokers to connect to buy-side clients for electronic trading. Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company carries its receivables based upon the contractual terms of the underlying customer contract less an allowance for contra revenue and doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable for collectibility. Based on management's review of accounts receivable, the Company has recorded an allowance for contra revenue and doubtful accounts of $1,744,432 at December 31, 2006.

Revenue Recognition

The Company earns its fees from sell-side brokers for support and maintenance for the transmittal and receipt of trading-related messages via Eze Connect to and from the brokers' buy-side clients. Revenue is earned and recognized upon transmission or ratably over the period the service is delivered depending on the contractual relationship with the sell-side broker, provided that evidence of the arrangement exists, related fees are fixed or determinable, and collection of the related receivable is reasonably assured. Fees are billed monthly in arrears.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
For the period January 1, 2006 to October 2, 2006 while the Company was a C-corporation and pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*, the Company accounted for income taxes using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities, and tax credit carryforwards. The effect on deferred taxes for a change in tax rates was recognized in income in the period that included the enactment date.

For the period October 2, 2006 to December 31, 2006, the Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Standard
In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS ("SFAS") No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"). This statement replaces Accounting Principles Board ("APB") Opinion No. 20, *"Accounting Changes"*, and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on January 1, 2006. The adoption of SFAS No. 154 did not have a material effect on the Company's financial position, results of operations, or cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE AND UNBILLED REVENUE

At December 31, 2006 accounts receivable consisted of the following:

	Gross	Contra Revenue and Bad Debt Allowance	Net
Billed	$ 4,102,962	$ 1,608,929	$ 2,494,033
Unbilled	2,349,463	135,503	2,213,960
	$ 6,452,425	$ 1,744,432	$ 4,707,993

NOTE 4 – RELATED PARTY TRANSACTIONS

Under the Management Agreement between the Company and ECS, ECS assists the Company by providing it with certain administrative services and, in turn, the Company agrees to pay ECS a monthly management fee to cover such expenses. During the year ended December 31, 2006, the Company incurred $3,944,375 in management fees.

Under the Intercompany Support Services Agreement, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company in order for it to render the fix connectivity services. During the year ended December 31, 2006, the Company incurred $13,577,850 in support services fees.

Under the Tax Sharing Agreement between the Company and ECS, the Company reimbursed ECS for its income tax expense calculated as if the Company filed its income tax returns on a stand-alone basis. Prior to the Company's conversion to a LLC on October 2, 2006, the Company incurred and paid $1,591,193 for income tax expense under this agreement. There is no balance due to ECS at December 31, 2006 under any of these intercompany agreements.

Under a standard Connectivity Services Agreement, the Company contracts with ConvergEx Execution Solutions LLC ("CES") to supply revenue-producing services. CES is an affiliate entity controlled by ConvergEx. From October 2, 2006 through December 31, 2006 (the time period during the year that the Company and CES were affiliated) the Company earned $217,418 for services rendered to CES. The Company was also due $150,337 from CES at December 31, 2006 relating to these services.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. As of December 31, 2006, the Company's net capital was $1,809,701 which exceeded the minimum net capital requirement by $1,804,519. The Company's ratio of aggregate indebtedness to net capital was .04 at December 31, 2006.

NOTE 6 – INCOME TAXES

For federal income tax purposes, prior to October 2, 2006, Eze Castle Software, Inc. included the Company in its consolidated tax return. At October 2, 2006, the Company became a disregarded entity as a single member LLC for federal income tax purposes. The Company does not have income tax liabilities as of December 31, 2006 and income is reported under BNY ConvergEx Group LLC.

NOTE 7 – CONCENTRATION OF CREDIT RISK

At times, the Company maintains cash and cash equivalents in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Two customers accounted for 14% and 11% of the accounts receivable balance at December 31, 2006. There were no customers who accounted for over 10% of revenue for the year ended December 31, 2006.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is or was serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has directors and officers insurance coverage that, in certain circumstances, limits its exposure and enables it to recover a portion of any future amounts paid.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Based on information known as of December 31, 2006, the Company has not incurred any costs for the above guarantees and indemnities.

NOTE 9 – SUBSEQUENT EVENT

In December 2006, the Board of Managers of the Company approved a dividend in the amount of $1.4 million to be paid by the Company to ECS. This dividend was declared on January 25, 2007 and paid on January 26, 2007.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Sole Member and Board of Managers of
Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Boston, Massachusetts

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Eze Castle Transaction Services LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the sole member, Board of Managers of Eze Castle Transaction Services LLC, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VHY LLP

Boston, MA
February 26, 2007

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
Year Ended December 31, 2006

Schedule I

Total member's equity	$ 7,906,758
Less: non-allowable assets and deductions	(6,064,437)
Less: haircuts on securities	(32,620)
Net capital under SEC Rule 15c3-1	1,809,701
Less: minimum net capital requirement	(5,182)
Net capital in excess of minimum requirement	$ 1,804,519
Minimum net capital required (greater of 6.7% of aggregate indebtedness or $5,000)	$ 5,182
Aggregate indebtedness	$ 77,731
Ratio of aggregate indebtedness to net capital	4%

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the computation (net capital less 6.7% of total aggregate indebtedness) of aggregate indebtedness on net capital which is included in the Company's unaudited, Part IIA December 31, 2006 FOCUS report and the corresponding computation included in this report as of the same date.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
Year Ended December 31, 2006

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the dealing broker or dealer, and does not otherwise hold funds or securities of customers.

END